FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Kledzik	Gary	S.		Miravant Medical Technologies MRVT				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	336 Bollay Drive				770-222872		11/18/2002		Chief Executive Officer

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Santa Barbara	CA	93117						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock		11/18/02(1)		11/18/02(1)		A			564,375	A	(1)		1,428,395		D

	Common Stock													40,000		I		By Trust

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Non-qualified stock option (right to buy)		$6.00		11/18/02(1)		11/18/02(1)		D				7,500		12/22/96	12/22/05

	Non-qualified stock option (right to buy)		$6.00		11/18/02(1)		11/18/02(1)		D				11,250		12/15/97	12/15/03

	Non-qualified stock option (right to buy)		$8.00		11/18/02(1)		11/18/02(1)		D				7,500		12/31/98	12/31/04

	Non-qualified stock option (right to buy)		$34.75		11/18/02(1)		11/18/02(1)		D				200,000		11/20/99	11/20/05

	Non-qualified stock option (right to buy)		$28.00		11/18/02(1)		11/18/02(1)		D				2,500		2/1/96	2/1/06

	Non-qualified stock option (right to buy)		$28.00		11/18/02(1)		11/18/02(1)		D				100,000		1/1/01	1/1/07

	Non-qualified stock option (right to buy)		$32.13		11/18/02(1)		11/18/02(1)		D				200,000		1/29/02	1/29/08

	Non-qualified stock option (right to buy)		$13.13		11/18/02(1)		11/18/02(1)		D				200,000		1/26/03	1/26/09

	Non-qualified stock option (right to buy)		$9.31		11/18/02(1)		11/18/02(1)		D				200,000		1/1/04	1/1/10

	Non-qualified stock option (right to buy)		$8.75		11/18/02(1)		11/18/02(1)		D				200,000		1/12/05	1/12/11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	7,500						D

	Common Stock	11,250						D

	Common Stock	7,500						D

	Common Stock	200,000						D

	Common Stock	2,500						D

	Common Stock	100,000						D

	Common Stock	200,000						D

	Common Stock	200,000						D

	Common Stock	200,000						D

	Common Stock	200,000						D

Explanation of Responses:

        (1)    On October 28, 2002, the Board of Directors approved a stock option exchange program for a small number of key management personnel. Such personnel, including the reporting person, were permitted to exchange all outstanding options with an exercise price of $5.00 or more on November 18, 2002 for restricted shares at a ratio of 1 restricted share for each 2 option shares surrendered. The Board of Directors determined that the value of the stock options surrendered was greater than or equal to the par value of the restricted shares issued in the exchange. The restricted shares vest similar to the vesting schedule for those cancelled options.

/s/ GARY S. KLEDZIK	11/18/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Last update: 09/05/2002